Exhibit 21

Subsidiaries of Sears Hometown and Outlet Stores, Inc.
As of January 28, 2017

Jurisdiction of Formation
Sears Authorized Hometown Stores, LLC	Delaware
Sears Home Appliance Showrooms, LLC	Delaware
Sears Outlet Stores, L.L.C.	Delaware
Troy Coolidge No. 6, LLC*	Michigan
Outlet Merchandise, LLC	Delaware

*Dissolved February 16, 2017